ISSUER FREE WRITING PROSPECTUS
Dated March 6, 2013
Filed Pursuant to Rule 433
Registration No. 333-182971

AMERICAN REALTY CAPITAL PROPERTIES, INC.
FREE WRITING PROSPECTUS

American Realty Capital Properties, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and its offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

The prospectus, dated January 22, 2013, and supplements thereto, are available on the SEC Web site at:
http://www.sec.gov/Archives/edgar/data/1507385/000114420413003387/v331630_424b5.htm#tAP.

Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

On March 4, 2013, Nicholas S. Schorsch, the Company’s Chairman and CEO, appeared in a television segment on CNBC entitled “Mad Money” with Jim Cramer.

A video of the interview was posted on the Company’s website and can be viewed at http://www.arcpreit.com. A screen shot of the video on the Company’s website is attached as Annex A. A transcript of the video is attached as Annex B.

Annex A

American Realty Capital Properties

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Unique Net Lease Company Paying Monthly Dividends

American Realty Capital Properties (NASDAQ: ARCP) is a leading real estate investment trust ("REIT") that acquires, owns and operates single-tenant, freestanding commercial real estate properties. Our high-quality property portfolio is leased to corporate tenants. These tenants are primarily investment grade rated,[1] occupying properties located at the corner of "Main & Main" and in other strategic locations. Unlike other net lease REITs, ARCP focuses on acquiring both mid-term and long-term leases, which provide for both income generation and "outsized" growth potential over the longer term. Our investment strategy emphasizes durable income delivered through dependable monthly dividends.[2] **Learn More ›**

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Mad Money Interview - American Realty Capital CEO Nick Schorsch: Reached Acquisition Goal[3]
Click here to view ›

- American Realty Capital Properties Completes Acquisition of American Realty Capital Trust III: **Learn More ›**
- New ARCP Investor Presentation **Learn More ›**
- Fourth Quarter Earnings Release **Learn More ›**
- Fourth Quarter Earnings Call Replay: 1-877-344-7529, ID: 10024506 **Learn More ›**

Stock Quote: ARCP $13.89 ▲$ 0.39 As Of 3/6/2013 10:59 AM

(1) "Investment grade" is a determination made by major credit rating agencies, and "credit-worthy" tenants are as determined by us based on our own understanding of the tenant's financial condition after employing our underwriting procedures.

(2) Dividends are not guaranteed. We may not be able to pay or maintain dividends and they are subject to change at any time.

American Realty Capital Properties

American Realty Capital Properties, Inc.
405 Park Avenue, 12th Floor
New York, New York 10022
T 212-415-6005

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Annex B

CNBC’s Mad Money

“American Realty Capital CEO: Reached Acquisition Goal”

Nicholas Schorsch and Jim Cramer

March 4, 2013

Jim Cramer: Even in this terrific, blow away market, there's something to be said for secure, consistent companies with large and growing dividends. Earlier in the show, I warned you about the dangers of dividend cuts, but now I want to highlight how bountiful high yielders can be when the dividend is not only safe, but rising. Consider American Realty Capital Properties, ARCP, it’s a real estate investment trust with - are you ready? - 6.8% yield! Here's a company that owns 692 properties, 49 tenants, under what are known as triple net leases. In a triple net lease, the tenant doesn't just pay for the rent, they also have to cover the taxes, the insurance, maintenance costs. So, as REITs go, ARCP's business model is about as safe as it gets. Now, the company does have a higher level of customer concentration than some of our other favorite REITs, as their top ten tenants count for 62% of the average rents. Nothing that’s worrisome, I just point it out. ARCP is in aggressive acquisition mode, and that's allowing them to broaden their tenant base over time. Speaking of acquisitions, the company recently closed on its merger with American Realty Capital Trust III. It's a private REIT and a deal that created the fourth largest triple net real estate investment trust out there, and provided a lot more liquidity. Plus, ARCP just reported last Thursday, not only did it beat the street's expectations, but this company has now raised - are you ready for this one? This is amazing - they've raised its dividend for five consecutive quarters. I don’t know any other company that’s done that. So, let’s check in with Nick Schorsch (he’s the Chairman and CEO of American Realty Capital), find out more about his company and where it is headed. Mr. Schorsch, welcome back to Mad Money.

Nicholas Schorsch: Hey Jim, thank you, thank you.

Jim Cramer: Congratulations, sir. Have a seat. I don't like to bury the lead: You just bought 50,000 shares, why?

Nicholas Schorsch: Well, I think the price was very soft earlier in the day today, and we - today was our first day of trading - a number of our board members bought stock and, quite honestly, the yield when we bought it was around 7%, and I love the yield, I love the company, and I'm here with the investors every day.

Jim Cramer: One of the things a lot of our retail investors – and you know, you want them as your shareholders – they don't understand the notion of how important it is to have float. Because, the institutions want to sink their teeth in your stock.

Nicholas Schorsch: Correct. And when you look at float, float matters a lot because the large index funds, and in our case we haven't moved into the Morgan Stanley REIT Index, the MSCI, or the Russell 2000, which comes up in the next three months, so as that occurs, you start to have very stable investors come in: the ETFs and the Index funds. So size matters a lot. It lowers the cost of capital, and as you have the float, the large investment funds have the ability to get in because they can get out.

Jim Cramer: Right, and also people should understand when you're added to those indices, it tends to be good news for the stock itself.

Nicholas Schorsch: It's obviously very good news, because it's a one-way ticket, because the Indexes, once they're in they’re not leaving and it's just, then, the quarterly readjustments.

Jim Cramer: One of the reasons I said it's so safe, is because you're the only REIT that I deal with that is 100% leased.

Nicholas Schorsch: Correct. We are 100% occupied, we have zero leases rolling in the next 12 months, and less than 1% of our leases roll in the next three years. So it's very stable, and also, remember, we only do corporate credits.

Jim Cramer: Right.

Nicholas Schorsch: And we're about 79% Investment grade of across our tenant mix.

Jim Cramer: Now, I know periodically people say, “Well, Jim, but Amazon’s gonna kill them.” But now, you've got Dollar General, Citizen’s Bank, FedEx, Walgreen's. They don't seem to be that exposed to a Amazon.

Nicholas Schorsch: No. It's also interesting for us. We’ve tried to build a company around not just a good economy or bad economy: one that is durable in any economy.

Jim Cramer: Right.

Nicholas Schorsch: And if you look at our credits, whether it's AON, or the government general services administration, Walgreen's, CVS, all these names and credits are very durable themes. So, we don't do anything in electronic space. We're not doing the ones that we worry about sleeping at night.

Jim Cramer: Now, there's talk that Citizen's Bank may be spun off eventually. Would that be something you’d worry about, ‘cause maybe they’d get bought by someone, they got to close some branches?

Nicholas Schorsch: Well, actually, it's a wonderful thing when a bank's acquired. Usually, they fail upward, because a large bank like Citizen's, remember, it's over $170 billion of assets.

Jim Cramer: Right.

Nicholas Schorsch: And Citizens is Investment grade, obviously, BBB, and if they were to be bought, they would probably be bought by a larger bank. But the best part is, because they're guaranteeing that credit, we get both credits. We get the new bank and the old bank, so no leases can be terminated in that transaction.

Jim Cramer: Oh, okay, I didn't know that. That's terrific. Now, you say you want to do acquisitions. Are there things to acquire out there?

Nicholas Schorsch: Well, we just announced in our earnings call last week that we've already got almost $400 million of acquisitions completed, which was our goal for the year.

Jim Cramer: Right.

Nicholas Schorsch: So we are already, as of the end of February, we've already bought about $400 million. But we project that we can easily buy - last year, we bought about $1.2 billion in this company, in the merged companies - and this year we're projecting to buy about $1 billion, which is easily attainable.

Jim Cramer: I know that it's the Board that speaks to the payout, but have you spoiled us with five times, five straight dividend increases, five quarters? Or what – let’s put it this way – do you have the flexibility to continue something like that?

Nicholas Schorsch: Obviously, this is a quarter by quarter decision made by the company and the Board, but it is our intention to continue to grow our dividend with our revenue growth and our earnings growth, and we are projecting a 16% earnings growth year-over-year between 2013 and 2014, as we published in our guide.

Jim Cramer: Well, this is a great untold story. And some people say, “Well, Jim, why do you have this kind of stock?” Well, first of all, I say it's the largest REIT in the NASDAQ.

Nicholas Schorsch: Yes.

Jim Cramer: It’s not a small company. But second, this is what people want. I mean, you got to have a balance. You have a balance between the Googles and the ARCPs. This is what makes it so that you can sleep at night.

Nicholas Schorsch: It's a little boring, but it is stable, it is predictable, and we look for that durable income and I think investors need that, good times and bad.

Jim Cramer: Exactly, I totally agree with you. That's why I was thrilled to have you on. That’s Nick Schorsch, he’s Chairman and CEO of American Realty Capital Properties, ARCP. Once again, he just bought 50,000 shares. I think sometimes putting your money where your mouth is is a good call. Mad Money's back after the break.